82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

February 18, 2003

03007374

03 FEB 25 AM 7:21

SUPPL

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on February 18, 2003. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

Karen Nestoruk
Secretary

/kn
enclosure

dlw 3/18

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

February 18, 2003
12g3-2(b) Exemption #82-1856
Form 20-F File No. 0-29588
Trading Symbol: AFR

African Metals Announces the Start of the Program on the Kenieba Sud Diamond Concession

VANCOUVER, BC – Willis W. Osborne, President of African Metals Corporation (TSX Venture Exchange AFR), is pleased to announce the start of the Company's first program on the 2,352 sq. km Kenieba Sud diamond concession in western Mali, West Africa. Three kimberlite pipes were previously found within the concession, and the discovery of twenty three diamonds is well documented.

During the program, a total of 5 large pits will be dug within the Bilali Nord and Bilali Sud kimberlites and in the alluvium below the kimberlites. A further 5 pits will be dug within the Soundkorou kimberlite. In addition, 5 pits will be dug along the river Disse where 8 diamonds were previously discovered. The material from the pits will be processed for diamonds and indicator minerals, and the indicator minerals will be tested to see if they were formed within the conditions of the diamond stability field.

The program in the field will be run by Mamadou Keita, M.Sc. (Geology). Carl G. Verley, P.Geo., will document the field program and will be in charge of testing the indicator minerals and writing a report on the project. Mr. Verley is an expert on kimberlite petrology and indicator minerals and knowledgeable about microdiamond extraction and interpretation. Mr. Verley will also assess the Company's Lenguekoto and Kofeba concessions in Mali, which were acquired for their gold potential.

In addition to the above, Bernard A. Rowe, B.Sc. (Geology), will be writing a report that will document the previous history of exploration in the concession and the potential for the discovery of diamonds there. Mr. Rowe spent 18 months in Mali for Ashton Mining Limited of Australia where Ashton was involved in a joint-venture, diamond exploration project.

The field program started this week, and the report by Mr. Rowe is in progress.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Signed"
Willis W. Osborne
President & Director